THE ALGER FUNDS

360 Park Avenue South

New York, New York 10010

October 15, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly A. Browning

Re:	The Alger Funds (File No.: 811-01355) Proxy Statement

Dear Ms. Browning:

On behalf of The Alger Funds (the “Trust”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Ms. Mia G. Pillinger by telephone on October 7, 2020 and October 13, 2020, regarding the Trust’s joint preliminary proxy statement on Schedule 14A, which was filed with the Commission on September 30, 2020 (the “Preliminary Proxy”), with respect to (i) a proposal for shareholders of Alger 25 Fund (the “25 Fund”) to approve an amendment to the investment advisory agreement between Fred Alger Management, LLC (“Alger”) and the Trust, on behalf of the 25 Fund, that removes the 25 Fund’s fulcrum fee structure and implements an advisory fee of 0.45% of average daily net assets of the 25 Fund (“Proposal 1”); and (ii) a proposal for shareholders of Alger 35 Fund (the “35 Fund” and together with the 25 Fund, the “Funds”) to approve an amendment to the investment advisory agreement between Alger and the Trust, on behalf of the 35 Fund, that removes the 235 Fund’s fulcrum fee structure and implements an advisory fee of 0.45% of average daily net assets of the 35 Fund (“Proposal 2” and together with Proposal 1, the “Proposals”).

The Staff’s comments have been restated below in italicized text. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. A joint definitive proxy statement (the “Definitive Proxy”), which reflects the changes made in response to the Staff’s comments along with changes made to update certain other information in the Preliminary Proxy, has been filed contemporaneously. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy.

Comment No. 1:	The Staff reminds the Trust that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absences of action by the Staff.

Response No. 1:	The Trust and its management acknowledge their respective responsibilities.

October 15, 2020

Comment No. 2:	Certain information in the Preliminary Proxy is bracketed and incomplete. Please ensure that all information is completed and finalized.

Response No. 2:	The Trust confirms that all information will be completed and finalized in the Definitive Proxy.

Comment No. 3:	The Staff reminds the Trust that in addition to including a preliminary legend on the shareholder letter and proxy statement in the Preliminary Proxy, the legend should also have been included on the proxy card.

Response No. 3:	The Trust acknowledges the Staff’s comment.

Comment No. 4:	The Staff reminds the Trust that if the Proposals are approved, the Advisory Agreement Amendment must be filed as an exhibit to the Trust’s next post-effective amendment to its registration statement on Form N-1A.

Response No. 4:	The Trust acknowledges the Staff’s comment and, if the Proposals are approved, will file the Advisory Agreement Amendment with the next post-effective amendment to the Trust’s registration statement on Form N-1A.

Comment No. 5:	Please state in the shareholder letter whether the Board determined that the Proposals are in the best interest of the 25 Fund and its shareholders and the 35 Fund and its shareholders, respectively.

Response No. 5:	The requested disclosure has been added to the shareholder letter of the Definitive Proxy.

Comment No. 6:	For the purpose of a fair and balanced presentation of information, please add disclosure regarding how, if at all, Alger will benefit from the Proposals.

Response No. 6:	Disclosure regarding how Alger may benefit if shareholders approve the Proposals has been added to the Q&A section of the Definitive Proxy. Additionally, disclosure in the section of the Definitive Proxy titled “Proposals—Introduction” has been clarified to emphasize potential benefits to Alger if shareholders approve the Proposals.

Comment No. 7:	Please discuss in greater detail the increased advisory fee shareholders of the 35 Fund will pay if Proposal 2 is approved.

Response No. 7:	The Trust notes that the fulcrum fee structure is tied to the performance of each Fund. Therefore, because it is impossible to predict future performance, the Trust cannot determine whether, if the Proposals are approved, the advisory fee for either Fund will be higher, lower, or the same as the advisory fee paid by the Fund under the current fulcrum fee structure. The disclosure has been revised to clarify this point.

October 15, 2020

Comment No. 8:	Please acknowledge in your response letter that all material differences between the Current Advisory Agreement and the Advisory Agreement Amendment are discussed, in accordance with the requirements of Item 22(c)(8) of Schedule 14A.

Response No. 8:	The Trust confirms that the Advisory Agreement Amendment makes no changes to the Current Advisory Agreement, with the expectation of changing (i) the date of effectiveness and (ii) the advisory fee rate for each Fund, both of which are discussed in the Preliminary Proxy.

Comment No. 9:	The Trust mentions economies of scale when discussing potential benefits of the Proposals. Please clarify that there is no guarantee that any such economies will be realized.

Response No. 9:	The requested disclosure has been added to the Definitive Proxy.

Comment No. 10:	Please revise the disclosure throughout the Preliminary Proxy regarding the differences between the Current Advisory Agreement and the Advisory Agreement Amendment to ensure that the disclosure is consistent. Additionally, please add additional disclosure to the Q&A section of the proxy addressing these differences.

Response No. 10:	The requested revisions have been made to the Definitive Proxy to (i) ensure that there is consistent disclosure regarding the differences between the Current Advisory Agreement and the Advisory Agreement Amendment and (ii) add disclosure regarding such differences to the Q&A section of the Definitive Proxy.

Comment No. 11:	The Preliminary Proxy states that “[t]he Board has unanimously approved the Proposals, believes that Proposal 1 and Proposal 2 are in the best interests of the shareholders of the 25 Fund and the 35 Fund, respectively, and recommends that you approve the Proposal(s) applicable to your Fund(s)” in the Q&A section. Please add corresponding disclosure to the shareholder letter and expand this discussion in the Q&A section to address the best interest findings with respect to the Funds and their respective shareholders.

Response No. 11:

Please see the response to Comment No. 5 above regarding disclosure of best interest in the shareholder letter.

The Board’s considerations in approving the Proposals, including the best interest findings with respect to the Funds and their respective shareholders, are discussed in the Proposals section of the Definitive Proxy; therefore, the Trust respectfully declines to add an additional discussion regarding these findings to the Q&A section of the Definitive Proxy.

October 15, 2020

Comment No. 12:	Consider adding an additional question to the Q&A section of the Definitive Proxy briefly summarizing how Alger may benefit if the Proposals are approved.

Response No. 12:	Please see the response to Comment No. 6 above.

Comment No. 13:	Please revise the sixth paragraph on Page 1 of the Preliminary Proxy, to distinguish between the Board’s determination that the use of a proxy statement to solicit shareholder votes is in shareholders’ best interests and the Board’s determination that the Proposals are in shareholders’ best interests.

Response No. 13:	The requested revisions have been made in the Definitive Proxy.

Comment No. 14:	In accordance with the requirements of Item 6 of Schedule 14A, please state the number of shares outstanding and the number of votes to which each class is entitled for each class of voting securities of the Funds entitled to be voted at the Meeting.

Response No. 14:	The information required by Item 6 of Schedule 14A is included in Appendix A of the Definitive Proxy as of the Record Date.

Comment No. 15:	Since the Proposals are for non-routine matters, broker non-votes should not be counted. In the section of the Definitive Proxy titled “Manner of Voting Proxies,” please revise the disclosure as necessary to remove all references to broker non-votes. Additionally, please confirm to the Staff that broker non-votes will not be counted.

Response No. 15:

The requested revisions have been made in the Definitive Proxy.

The Trust confirms that broker non-votes will not be counted for purposes of determining whether shareholders of each Fund have approved the Proposals.

Comment No. 16:	In the section of the Definitive Proxy titled “Vote Required,” please address how an adjournment, postponement or delay of the Meeting will be treated for purposes of determining a quorum of shareholders.

Response No. 16:	The requested information regarding how an adjournment, postponement or delay of the Meeting will be treated for purposes of determining a quorum of shareholders has been added to the Definitive Proxy.

Comment No. 17:	Please make the final paragraph in the section of the Definitive Proxy titled “Vote Required” more prominent.

Response No. 17:	The final paragraph in the section of the Definitive Proxy titled “Vote Required” has been bolded.

October 15, 2020

Comment No. 18:	Since the Proposals are two separate matters to be voted on by each Fund, please set them out separately in the section of the Definitive Proxy entitled “Proposals.”

Response No. 18:	Section headers have been added to the section of the Definitive Proxy titled “Proposals” to more clearly distinguish between Proposal 1 and Proposal 2. Because Alger’s and the Board’s explanation regarding the rationale for Proposal 1 and Proposal 2 is substantially the same and in order to avoid unnecessary duplication in the Definitive Proxy, the Trust respectively declines to separate this discussion further.

Comment No. 19:	With respect to the Current Advisory Agreement, please list the date(s) of expiration for each Fund.

Response No. 19:	The requested revisions have been made in the Definitive Proxy.

Comment No. 20:	The third paragraph in the section of the Preliminary Proxy titled “Proposals” discusses each Fund’s “strong performance.” Please clarify the meaning of “strong performance” in plain English and consider disclosing specific performance information about each Fund.

Response No. 20:	Additional disclosure has been added to the Definitive Proxy providing performance information for each Fund compared to its benchmark for the 1-year and since-inception periods as of December 31, 2019, in accordance with Item 4 of Form N-1A. In order to show each Fund’s more recent performance, performance information for each Fund compared to its benchmark for the 1-year and since-inception periods as of September 30, 2020 has also been included in the Definitive Proxy.

Comment No. 21:	The third paragraph in the section of the Preliminary Proxy titled “Proposals” states that “most intermediaries have declined to include the Funds on their platforms because of the complexity of the fulcrum fee.” Please provide the Staff with the names of such intermediaries. Additionally, if the Proposals are approved and the Funds are able to trade on such intermediary platforms, please disclose in the Definitive Proxy whether there will be any associated fees or expenses incurred by the Funds.

Response No. 21:

The Trust respectfully declines to provide the Staff with the names of intermediaries who have declined to include the Funds on their platforms because of the complexity of the fulcrum fee. The Trust notes though, that on average, each other mutual fund advised by Alger is currently sold by 42 intermediary platforms. Conversely, the Funds are currently each only sold by 3 intermediary platforms.

Additional disclosure has been added to the Definitive Proxy confirming that there will be no fees or expenses incurred by the Funds to be included on intermediary platforms if the Proposals are approved. The Trust would also note for the Staff that, as disclosed in the Preliminary Proxy, Alger has

October 15, 2020

contractually agreed to limit the other expenses of each Fund so that such expenses never exceed 0.10% for Class P shares and 0.10%, excluding sub-transfer agent and shareholder servicing fees, for Class P-2 shares of each Fund’s average daily net assets. This contractual limitation is expected to remain in place for the life of the Funds.

Comment No. 22:	In the section of the Definitive Proxy titled “Board Considerations Regarding Agreement Amendment,” please clarify the disclosure to state whether the Board determined that the Proposals are in the best interests of the applicable Fund and its shareholders.

Response No. 22:	The requested revision has been made in the Definitive Proxy.

Comment No. 23:	Please confirm whether the Board, in making its considerations regarding the Proposals, considered any other adviser for the Funds, other than Alger, as the possible adviser. If so, please add a discussion of this consideration.

Response No. 23:	The Trust confirms that the Board did not consider any other adviser for the Funds, other than Alger.

Comment No. 24:	Please confirm whether the Board, in making its considerations regarding the Proposals, considered potential unfavorable outcomes to the Funds and Alger if the Proposals were approved by shareholders. If so, please add a discussion of these considerations.

Response No. 24:	The Trust confirms that the Board considered potential unfavorable outcomes to the Funds and Alger if the Proposals were approved by shareholders. These considerations are discussed in the section of the Definitive Proxy titled “Proposals—Board Considerations Regarding Advisory Agreement Amendment.”

Comment No. 25:	In Appendix C to the Definitive Proxy, please move the tables comparing actual fees paid to Alger for each Fund for the 6-months ended April 30, 2020, the fiscal year ended October 31, 2019, and the period ended October 31, 2018, and cumulatively since each Fund’s inception to a hypothetical example of the amount of fees that would have been paid during these periods had the Advisory Agreement Amendment been in effect after the expense example included in Appendix C. Please also rename the row in each table titled “Pro Forma Fees.”

Response No. 25:	The requested revisions have been made in the Definitive Proxy.

Comment No. 26:	In the above referenced tables, please explain why there is a significant percentage difference between the actual fees paid under the Current Advisory Agreement and hypothetical fees that would be paid under the Advisory Agreement Amendment for each Fund.

October 15, 2020

Response No. 26:	Under the existing fulcrum fee structure for each Fund, the fees paid by each Fund are tied to the Fund’s performance. Under the fulcrum fee structure, in years with outperformance greater than 250 basis points versus the benchmark, a Fund will pay up to a maximum advisory fee of 80 basis points. In years when a Fund underperformed the benchmark by 250 basis points, the Fund will pay down to a minimum advisory fee of 30 basis points. Conversely, under the proposed flat advisory fee structure, the fee will remain constant, regardless of Fund performance. The percentage difference set forth in the table illustrates the difference between actual advisory fees paid in each year versus the advisory fees that would have been paid under the proposed flat advisory fee of 45 basis points.

Comment No. 27:	The Form of Investment Advisory Agreement Amendment included in Appendix D to the Preliminary Proxy should be revised to include what the advisory fee rate for each Fund will be if shareholders approve the Proposals after October 31, 2020.

Response No. 27:

The Trust represents to the Staff that the fulcrum fee period will not terminate prior to its term, which currently is November 1, 2019 through October 31, 2020. The Form of Investment Advisory Agreement Amendment has been revised to clarify that if shareholders approve the Proposals prior to October 31, 2020, the advisory fee rate of 0.45% of average daily net assets will be effective for each Fund on November 1, 2020.

If a Fund is unable to obtain shareholder approval by October 31, 2020 and the Meeting is adjourned, a new fulcrum fee period (November 1, 2020 through October 31, 2021) will begin and the fulcrum fee will continue to remain in effect until the required shareholder vote is obtained. In accordance with Investment Company Act Release No. 7113 (April 6, 1972), if shareholder approval is obtained after October 31, 2020 (during the new fulcrum fee period), the Fund is required to pay an advisory fee rate of the lesser of (i) 0.45% of average daily net assets of the 25 Fund or 35 Fund, as applicable; or (ii) the fulcrum fee rate. The advisory fee rate of 0.45% of average daily net assets will then be effective for a Fund on November 1, 2021, following the end of the next fulcrum period of November 1, 2020 through October 31, 2021.

The following chart summarizes the potential advisory fee rates, depending on when (and if) shareholders approve the Proposals.

October 15, 2020

	Approval Date	Advisory Fee Rate	Term
	Before October 31, 2020	0.45% of average daily net assets	November 1, 2020 – October 31, 2021

	After October 31, 2020	Lesser of (i) 0.45% of average daily net assets or (ii) fulcrum fee	November 1, 2020 – October 31, 2021
		0.45% of average daily net assets	November 1, 2021 – October 31, 2022
	Approval not obtained	Fulcrum fee	Indefinitely

Comment No. 28:	Please remove all references to a “flat” advisory fee rate.

Response No. 28:	The requested revisions have been made in the Definitive Proxy.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Definitive Proxy.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Gary L. Granik, Esq., Proskauer Rose LLP